FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2003

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: June 20th, 2003

Information furnished on this form:
- Notice of Resolutions Adopted at the 165th Ordinary General Meeting of Shareholders

NEC Corporation

June 19, 2003

7-1, Shiba 5-chome,
Minato-ku, Tokyo

To Our Shareholders:

NOTICE OF RESOLUTIONS ADOPTED AT THE 165TH
ORDINARY GENERAL MEETING OF SHAREHOLDERS

We are pleased to inform you that at the 165th Ordinary General Meeting of Shareholders of NEC Corporation (the "Company") held today, a report was given, and resolutions passed, as follows. For the 165th Business Period a net loss was posted due to extraordinary losses that were accounted for by devaluation of investments in affiliated companies and securities reflecting the weak stock market, and shareholders' equity decreased. Under these circumstances, we proposed and it was resolved that no year-end dividends would be paid. We endeavor to achieve the recovery of the performance by implementing company-wide actions, and we would highly appreciate your continued support and understanding.

Matters to be Reported Upon:

A report concerning the contents of the Business Report, Balance Sheet and Statement of Income with respect to the 165th Business Period from April 1, 2002 to March 31, 2003 was made.

Matters to be Voted Upon:

It was resolved:

THAT, "PROPOSAL No. 1: APPROVAL OF THE PLAN FOR DISPOSITION OF INCOME WITH RESPECT TO THE 165TH BUSINESS PERIOD" be approved as proposed;

THAT, in regard to "PROPOSAL No. 2: PARTIAL AMENDMENTS TO THE ARTICLES OF INCORPORATION", for the purpose of expanding the Company's Internet Service "BIGLOBE" the object of the Company be expanded by adding "To provide mail order, money collection, travel agency, non-life insurance agency, life insurance agency, broadcasting, and security services by means of the Internet and other networks" and THAT the amendments to the Articles, including those relating to the adoption of a system for the purchase by a shareholder of shares less than one unit, the new system for invalidating share certificates, the reduction of the quorum of special resolutions of a general meeting of shareholders, the extension of the term of office of a Corporate Auditor, and the abolishment of the counselor system, be approved as proposed;

THAT, in regard to "PROPOSAL No. 3: ELECTION OF NINE DIRECTORS", Messrs. Akinobu Kanasugi, Mineo Sugiyama, Shigeo Matsumoto, Yoshio Omori, Kaoru Yano, Toshiro Kawamura, Makoto Maruyama and Koichi Kimura (Mr. Kimura being a candidate for outside director as provided in Paragraph 2 (7)-2, Article 188 of the Commercial Code of Japan) be re-elected and THAT Mr. Kazumasa Fujie be newly elected to the Board of Directors;

THAT, in regard to "PROPOSAL NO. 4: ELECTION OF TWO CORPORATE AUDITORS", Mr. Tatsuo Sakairi be re-elected and THAT Mr. Shinichi Yokoyama (Mr. Shinichi Yokoyama being a candidate for outside corporate auditor as provided in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha) be newly elected to the Board of Corporate Auditors;

THAT, in regard to "PROPOSAL No. 5: ISSUE OF STOCK ACQUISITION RIGHTS WITH FAVORABLE CONDITIONS TO PERSONS OTHER THAN THE SHAREHOLDERS FOR THE PURPOSE OF GRANTING STOCK OPTIONS", for the purpose of granting stock options with a view to promoting the management highly conscious of the shareholder value and creating a motivation to improve business results of NEC Group, issue of the rights to acquire no more than 350,000 shares of the Company's common stocks, to the persons who are directors and employees (corporate officers, employees having important responsibilities equivalent to those of corporate officers, executive general managers, employees having important responsibilities equivalent to those of executive general managers), and full-time chairmen and presidents of the Company's important subsidiaries in Japan (excluding companies whose stocks are listed and their subsidiaries) from the strategic viewpoint of the Company and its group companies, be approved as proposed; and

THAT, in regard to "PROPOSAL NO. 6: PRESENTATION OF RETIREMENT ALLOWANCES TO RETIRED DIRECTOR AND RETIRING CORPORATE AUDITOR", retirement allowances to the retired Director, Mr. Kaoru Tosaka, and to the retiring Corporate Auditor, Mr. Koichi Yoshida, be presented within a reasonable amount according to the rules of the Company, and THAT the Board of Directors and the Board of Corporate Auditors be authorized to decide the amount, time and method of payment, etc. in respect of the retirement allowances to the retired Director and the retiring Corporate Auditor, respectively.

Hajime Sasaki
Chairman of the Board

INFORMATION FOR "PURHCHASE BY A SHAREHOLDER OF SHARES LESS THAN ONE UNIT"

According to the provisions of the Articles of Incorporation as amended at the 165th Ordinary General Meeting of Shareholders, a shareholder who has shares less than one unit may purchase from the Company such number of shares as, together with the shares less than one unit held by the shareholder, would constitute one unit of shares (1,000 shares). For example, a shareholder who already has 700 shares of the Company may purchase additional 300 shares from the Company and make his/her holding become one unit of shares. However, in the event that the total number of shares requested by shareholders exceeds the number of shares held by the Company and in certain other circumstances, the Company may decline such requests.

For more information, please contact our transfer agent at the following:

For inquiry: The Sumitomo Trust and Banking Company, Limited

Mailing Address

Transfer Agent Department (Tokyo),
The Sumitomo Trust and Banking Company, Limited
1-10, Nikko-cho, Fuchu, Tokyo 183-8701

Telephone

Domestic call	: 0120-176-417
International call	: +81-42-351-2211

A shareholder who has less than one unit of shares of the Company may also request the Company to purchase such shares less than one unit. For the information on the purchase, please contact our transfer agent.

Public Notice of Balance Sheet and Statement of Income

The information regarding the balance sheet and the statement of income for the 165th Business Period will be provided on the Company's Internet Home Page (http://www.nec.co.jp/) instead of a notice published in the Nihon Keizai Shimbun.